EXHIBIT 99(a)(1)(J)

To:	[Name]

From:	Lyris, Inc.

Date:	March 26, 2012

RE:	Lyris Option Exchange Program Election Form

Please review, complete and sign this Election Form, then either (1) fax it to Global Shares at (925) 886-8822 or (2) email it to lyris@globalshares.com before 5:00 p.m., Pacific Time, on April 23, 2012 (unless Lyris extends this date). DELIVERY OF YOUR ELECTION FORM OTHER THAN BY FAX OR EMAIL, OR TO A NUMBER OTHER THAN THE FAX NUMBER ABOVE, WILL NOT CONSTITUTE VALID DELIVERY.

Election to Exchange Eligible Option(s)

For purposes of participating in the Exchange Offer, you hereby agree to tender your Eligible Option(s) as indicated below to Lyris by placing your initials in the “I Elect to Exchange This Option (Initial)” column next to each Eligible Option that you wish to exchange for a New Option. You understand that such Eligible Option(s) will be cancelled as of the date that (1) the Exchange Offer expires and (2) such Eligible Options are accepted by Lyris in exchange for an equal number of New Options. You must tender Eligible Options on a grant-by-grant basis. If you hold more than one Eligible Option and you only tender one Eligible Option in this Exchange Offer, you do not need to tender any other Eligible Options you may hold. You may not, however, tender an Eligible Option for less than all of the shares subject to that particular Eligible Option.

Make your election by placing your initials in the column next to each option grant that you wish to exchange for a New Option and by signing the Election Form below.

Grant ID	Grant Date	Option Expriation Date	Total Number of Options Eligible For Exchange*	Exercise Price Per Share*		Total Number of New Options	Exchange Exercise Price	I Elect to Exchange This Option (Initial)
[NO]	[Date]	[Date]	[No.]	$	[Price]	[No.]	$1.575

*Effective on March 12, 2012, Lyris effected a reverse stock split of its common stock at a ratio of 1-to-15. All share numbers and exercise prices in this Election Form have been adjusted accordingly to reflect post-split share numbers and exercise prices.

Additional Terms and Conditions Applicable to this Election Form

1.	Defined Terms. Terms used but not defined in this Election Form have the means ascribed to such terms in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Offer to Exchange”) that was filed with the Securities and Exchange Commission on March 26, 2012 including the Summary Term Sheet in that document. References in this Election Form to “Lyris,” “we,” “us,” “our” and “ours,” mean Lyris, Inc.

2.	Expiration Date. The Option Exchange Program and your right to tender, or withdraw a tender, of your Eligible Options will expire at 5:00 p.m., Pacific Time, on April 23, 2012 or on a later date, if we extend the Option Exchange Program (the “Option Exchange Program Deadline”).

3.	Delivery of Election Form. If you intend to tender your Eligible Options under the Option Exchange Program for an equal number of New Options, you must complete and acknowledge your participation by returning this Election Form either by (1) faxing it to Global Shares at (925) 886-8822 or (2) emailing it to lyris@globalshares.com by the Option Exchange Program Deadline. Your election to participate in the Option Exchange Program will only be effective upon our receipt of this Election Form through the return methods described above. Lyris will not accept delivery of an election to participate in the Option Exchange Program by any other means. You are responsible for ensuring that, if you wish to participate, you complete and acknowledge your participation by returning this Election Form by the Option Exchange Program Deadline.

The Option Exchange Program is completely voluntary. You are not required to tender your Eligible Options for exchange.

If you do not receive an email from Global Shares confirming receipt of this Election Form within two business days after you have completed and acknowledged your participation and returned this Election Form by fax or email to the fax number or email provided above, please email Global Shares at lyris@globalshares.com.

4.	Withdrawal of Election. You may withdraw your election to exchange your Eligible Options at any time prior to the Option Exchange Program Deadline. To withdraw your election to exchange an Eligible Option, you must before the Option Exchange Program Deadline properly complete, sign and return to us a new Election Form in which you do not elect to exchange the Eligible Options that you wish to withdraw. You may not rescind any withdrawal, and we will not consider any Eligible Option properly elected for exchange, unless your Eligible Option is properly re-elected before the Option Exchange Program Deadline by following the procedures described in Section 3 (Delivery of Election Form) above.

If you are using the form to withdraw a prior election as provided above, please list below each Eligible Option grant(s) as to which you withdraw your election to exchange under the Option Exchange Program. If you do not know which Eligible Option(s) you have elected to tender under the program, please contact Global Shares at the e-mail address listed above. If you wish to withdraw your election as to ALL Eligible Options you have previously elected to exchange in the Option Exchange Program, please check the following box and do not complete the following table:

☐ (only check box if you do not wish to participate in the Option Exchange Program at all):

Grant ID	Grant Date	Total Number of Options Eligible For Exchange	Exercise Price Per Share

NOTE: You must tender options on a grant-by-grant basis. You cannot withdraw a portion of a grant.

If you wish to elect to tender other Eligible Option(s) in the Option Exchange Program, please request another election form from Global Shares at the e-mail address listed above.

5.	Irregularities. We will determine, in our discretion, all questions as to the validity, eligibility, including time of receipt, and acceptance of your election to exchange Eligible Options. Our determination of these matters will be final and binding on all parties. We may reject any election to exchange an Eligible Option that we determine is not in appropriate form or that we determine would be unlawful to accept. Otherwise, we will accept properly and timely elected Eligible Options that are not validly withdrawn. We also reserve the right to waive any of the conditions of your election to exchange an Eligible Option or any defect or irregularity in your election to exchange an Eligible Option tendered before the Option Exchange Program Deadline. Your election to exchange an Eligible Option will not be valid until you have cured all defects or irregularities to our satisfaction or they have been waived by us before the Option Exchange Program Deadline. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.

6.	Conditional or Contingent Offers. We will not accept any alternative, conditional or contingent tenders.

We encourage you to consult with your own legal, accounting and tax advisors if you have any questions about how the Option Exchange Program may impact your individual financial or tax situation and the consequences of participating or not participating in the Option Exchange Program.

By signing below you acknowledge and agree that:

✓	You are an employee of Lyris, Inc., and you reside in the United States of America.

✓	You have received and read and understood the terms and conditions of the Offer to Exchange. You understand that the Offer to Exchange contains important information on the conditions and risks of the Option Exchange Program that should be considered before deciding whether or not to participate in the Program.

✓	The the tax consequences of participating in the Option Exchange Program may vary depending on each individual’s circumstances and that Lyris has recommended to you that you should consult a professional financial and/or tax advisor to discuss your individual situation. Nothing provided to you was intended to act or substitute as tax or financial advice.

✓	You understand that nothing in the Option Exchange Program modifies or changes your employment relationship with Lyris or its subsidiaries and that, subject to applicable law, if your employment with Lyris is terminated by you or Lyris voluntarily, involuntarily, or for any reason or no reason, on or before the Option Exchange Program Deadline, you will not have a right to the grant that you would have been eligible to receive under the Option Exchange Program.

✓	The trading price of Lyris common stock has been volatile and there can be no assurance that the price of Lyris common stock will increase after the grant date for New Options in the Option Exchange Program.

✓	Lyris may, subject to applicable law, extend or amend the Option Exchange Program and postpone its acceptance and cancellation of eligible stock options tendered for exchange. Lyris may terminate this Option Exchange Program if any of the conditions specified in the Offer to Exchange are met. In the event the Option Exchange Program is terminated, any Eligible Options tendered for exchange will remain in effect with their current terms and conditions.

✓	You understand that you elections pursuant to this Election Form will survive your death or incapacity and will be binding on your heirs, personal representatives, successors and assigns.

✓	You understand that, upon acceptance by Lyris, your election to participate will constitute a binding agreement between Lyris and you with respect to all of your Eligible Options that are accepted for cancellation and exchange, unless you complete and return a later-dated election) with respect to your Eligible Options prior to the Option Exchange Program Deadline. If this election form is being used to withdraw a prior election to participate, your withdrawal will constitute a binding agreement between Lyris and you, unless you complete and return a later-dated election with respect to your Eligible Options prior to the Option Exchange Program Deadline. You further understand that by submitting an election to tender your Eligible Options, you agree that with respect to all of your Eligible Options that are accepted for cancellation and exchange, all such Eligible Elections will be cancelled and you will lose all your rights to purchase shares of Lyris common stock under such Eligible Options, and that you accept the New Options granted in exchange therefore.

Name: [Name]

Date